February 26, 2019

R. James Andersen
Chief Financial Officer
Avalon Advanced Materials Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario Canada
M5H 3P5

       Re: Avalon Advanced Materials Inc.
           Form 20-F
           Filed November 28, 2018
           File No. 001-35001

Dear Mr. Andersen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F

Mineral Reserve Estimate, page 46

1. We note the significant decline in commodity pricing since the effective date of your feasibility study in 2013 relating to the Nechalacho Project. Please discuss and provide a chart or graph presenting the historical pricing for your salable commodities referenced in footnote 6 to the table on page 46 since the effective date of your feasibility study. See
      Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 R. James Andersen
Avalon Advanced Materials Inc.
February 26, 2019
Page 2



        Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.



                                                         Sincerely,
FirstName LastNameR. James Andersen
                                                         Division of
Corporation Finance
Comapany NameAvalon Advanced Materials Inc.
                                                         Office of Beverages,
Apparel and
February 26, 2019 Page 2                                 Mining
FirstName LastName